UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 000-18516

A.  FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

ARTESIAN RETIREMENT PLAN

B.  NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

ARTESIAN RESOURCES CORPORATION
664 CHURCHMANS RD.
NEWARK, DE 19702

Artesian Retirement Plan
Financial Statements
December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Artesian Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Artesian Retirement Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  Supplemental Schedule H, Part IV, Line 4i: Schedule of Assets Held for Investment as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santora CPA Group

June 28, 2010

Independent Auditors’ Report

Participants, Board of Trustees and Administrator of
Artesian Resources Corporation Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Artesian Resources Corporation Retirement Plan as of December 31, 2008.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the net assets available for benefits of the Artesian Resources Corporation Retirement Plan as of December 31, 2008.

McBride Shopa and Company, P.A.

Wilmington, Delaware
June 25, 2010

Artesian Retirement Plan
Statement of Net Assets Available for Benefits
December 31, 2009

		Non-
		Participant	Participant	Loan
	Total	Directed	Directed	Fund
ASSETS
Cash	$225	$0	$225	$0

Investments, at fair value
Artesian Resources Corp. Class A non-voting common stock	3,007,412	0	3,007,412	0
Collective trusts	2,490,818	0	2,490,818	0
Mutual funds	18,256,589	0	18,256,589	0
Investments, at cost that approximate fair value
Loans to participants	238,185	0	0	238,185

Total investments	23,993,229	0	23,755,044	238,185

Contribution receivable
Employer	143,091	0	143,091	0
Participants	0	0	0	0

Total assets	24,136,320	0	23,898,135	238,185

LIABILITIES	245	0	245	0

NET ASSETS AVAILABLE FOR BENEFITS	$24,136,075	$0	$23,897,890	$238,185

See accompanying notes to financial statements.

Artesian Retirement Plan
Statement of Net Assets Available for Benefits
December 31, 2008

		Non-
		Participant	Participant	Loan
	Total	Directed	Directed	Fund
ASSETS
Cash	$1,435	$16	$1,419	$0

Investments, at fair value
Artesian Resources Corp. Class A non-voting common stock	2,453,097	1,009	2,452,088	0
Collective trusts	2,509,137	792,022	1,717,115	0
Mutual funds	13,257,984	4,029,127	9,228,857	0
Investments, at cost that approximate fair value
Loans to participants	242,391	0	0	242,391

Total investments	18,464,044	4,822,174	13,399,479	242,391

Contribution receivable
Employer	146,851	138,065	8,786	0
Participants	0	0	0	0

Total assets	18,610,895	4,960,239	13,408,265	242,391

LIABILITIES
Distributions Payable	0	0	0	0

NET ASSETS AVAILABLE FOR BENEFITS	$18,610,895	$4,960,239	$13,408,265	$242,391

See accompanying notes to financial statements.

Artesian Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009

		Non-
		Participant	Participant	Loan
	Total	Directed	Directed	Fund
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Net investment income
Artesian Resources Corp. Class A non-voting common stock dividends	$114,262	$23	$114,239	$0
Interest and dividend income from other investments	293,165	31,125	262,040	0
Interest income from participant loans	19,044	0	0	19,044
Net appreciation in fair value of investments	4,459,341	362,529	4,096,812	0
Contributions
Employer	879,383	128,249	751,134	0
Participants	1,016,631	0	1,016,631	0
	6,781,826	521,926	6,240,856	19,044

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Participant distributions	(1,254,487)	(134,055)	(1,120,432)	0
Administrative expense	(2,159)	(369)	(1,790)	0
Transfers	0	(5,348,780)	5,348,780	0
Loan transfers	0	1,039	22,211	(23,250)
	(1,256,646)	(5,482,165)	4,248,769	(23,250)

NET INCREASE/(DECREASE)	5,525,180	(4,960,239)	10,489,625	(4,206)

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	18,610,895	4,960,239	13,408,265	242,391

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$24,136,075	$0	$23,897,890	$238,185

See accompanying notes to financial statements.

Artesian Retirement Plan
Notes to the Financial Statements
Note A - Description of the Plan

1.	General

Effective July 1, 1984, Artesian Resources Corporation (the Company) established the Artesian Resources Corporation Retirement Plan (the Plan) as a defined contribution retirement plan for its employees.  Pursuant to Internal Revenue Code (IRC) Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits.  The Plan is administered by a Committee of Trustees, which consists of six members appointed by the Company’s Board of Directors.  Plan administration expenses may be paid out of the Plan unless paid by the Company (Note C).

2.	Participation, Vesting, and Withdrawals

Generally, all employees are eligible for Plan participation after attaining age 21 and completing 1,000 hours of service during a one-year period.  Employees may elect to make tax-deductible contributions up to the IRC limitation of $16,500 ($22,000 for participants age 50 and older) for all deferrals under all plans in 2009 (basic contribution).  For every dollar an employee contributes up to 6% of compensation, the Company will provide a 50% matching contribution.  In each Plan year, the Company may make a discretionary contribution to the Plan based on up to 2% of compensation for all employees eligible to participate in the Plan.  The full discretionary contribution was made for 2009.  The total matching, discretionary, and service contributions in 2009 were $340,537, $282,115 and $256,731, respectively.

Effective January 1, 2007, the Company’s Board of Directors, at its sole discretion, may make a Special Discretionary Stock Contribution to the Plan.  A Special Discretionary Stock Contribution was not made for 2009.

Participant contributions, and the related earnings, are fully vested. Company contributions, and the related earnings, vest as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%

Any forfeitures of nonvested contributions are offset against required Company contributions.  Withdrawals may generally commence without penalty upon attaining age 59 1/2 or for situations involving hardship, as defined in the Plan and the IRC.

The Company also sponsored another defined contribution plan for its employees, the Supplemental Plan, which was merged into the Plan on March 31, 2000.  The contribution and vesting guidelines for the participants of the Supplemental Plan continued and consist of the following:

Artesian Retirement Plan
Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

2.	Participation, Vesting, and Withdrawals (Continued)

•	Only employees as of April 26, 1994 are eligible for participation.

•
A service contribution is made by the Company to the Plan for all eligible participants each quarter based upon each employee’s years of service and current compensation in accordance with the following schedule:

Years	Percentage of
of Service	Compensation
1 - 5	2%
6 - 10	4%
11 - 20	5%
over 20	6%

•	Participant contributions, and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%

•	Forfeitures are offset against required Company contributions. Any participant who separates from the Company for any reason, shall be entitled to receive the vested interest in their account.

3.	Investment Elections

Effective July 1, 2009, all contributions, as well as all prior discretionary contributions and the corresponding earnings thereof, are participant directed.  Prior to July 1, 2009, discretionary Company contributions were invested by the Trustee in a uniform manner for all participants.

Participants may allocate basic contributions among the various investments options, including the Company’s Class A non-voting common stock.

Participants may elect an allocation among one or more of the investment funds in multiples of 1% with a minimum investment of 1% in any selected fund.

Artesian Retirement Plan
Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

4.	Loans

Participants may borrow from the Plan under the following guidelines:

•	A participant may borrow as much as 50% of his or her account balance, subject to certain minimum and maximum limitations as defined in the Plan.

•	Loans are repaid over a period not to exceed five years, unless the loan is to buy, build, or substantially rehabilitate the borrower’s principal residence.

•	The participant’s account balance is secured as collateral when the loan is executed. If a participant defaults on a loan, the loan is treated as a distribution from the Plan to the participant.
•	Interest rates on loans are prime plus 1% at the date of the loan.

•	As loans are repaid to the Plan, the total payment, principal plus interest, is credited back to the participant’s account.

As disclosed in the statement of changes in net assets available for benefits, the net transfer into participant loans for the year ended December 31, 2009 was made up of the following:

New loans	$57,748
Loan repayments	(61,954)
Interest income	(19,044)
$(23,250)

5.	Benefits

Participants are entitled to a benefit payment equal to the amount credited to their accounts upon retirement, upon permanent disability, at age 59 1/2, or upon termination of employment or death.  In the event of death of a participant, a death benefit payment is made to the participant’s beneficiary.  In the event of termination, distributions of less than $5,000 must be made in a lump sum.  All other distributions may be made in the form of a joint and survivor annuity, installments, or in a lump sum subject to certain restrictions as defined in the Plan.

6.	Termination

The Company may amend or terminate the Plan.  In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable.  Assets remaining in the Plan may be immediately distributed to the participants, inactive participants, and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.

Artesian Retirement Plan
Notes to the Financial Statements (Continued)

Note B - Significant Accounting Policies

1.	Basis of Accounting

For financial reporting purposes, the assets and liabilities of the Plan are reflected on the accrual basis of accounting.

2.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

3.	Investment Valuation and Income Recognition

Plan assets held in mutual funds and the Company’s Class A non-voting common stock are unsecured and are valued at fair value based on quoted market prices.  Plan assets held in collective trusts are unsecured and are valued at trading unit prices, which approximates fair value.

In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for benefits.  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

4.	Participant Distributions

Participant distributions are generally recorded when paid.
5.	Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002, that the original Plan plus amendments is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code.

The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the financial statements.

Artesian Retirement Plan
Notes to the Financial Statements (Continued)

Note C - Plan Administration Expenses

Plan administration fees are based on asset value and number of participants.  The Plan invests in various mutual funds with revenue-sharing agreements that help to offset fees.  The Company paid the following net Plan expenses on behalf of the Plan in 2009:

Fees charged to the Plan	$68,315
Revenue-sharing offsets	(54,431)
Net Plan expenses	$13,884

Note D - Credit Risk

The Plan has no investments in mutual fund money market accounts at December 31, 2009.

Note E - Market Risk

All investments in the Plan, including holdings in the Company’s Class A non-voting common stock, are subject to market risk.

Note F -	Investments

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Artesian Resources Corp. Class A non-voting common stock	$438,202
Collective trusts	48,147
Mutual funds	3,972,992
$4,459,341

The following investments each represent 5% or more of the net assets available for benefits at December 31:

	2009	2008	*
Common Stocks
Artesian Resources Corp.
Class A non-voting common stock	$3,007,412	$2,453,097

Collective Trusts
Gartmore Morley Trust Co.
Stable Value Fund	2,490,818	2,509,137

Artesian Retirement Plan
Notes to the Financial Statements (Continued)

Note F -	Investments (Continued)

	2009	2008	*
Mutual Funds
American Funds Growth
Fund of America A	4,358,955	3,064,869
Davis Funds NY Venture A	4,096,576	3,119,778
Dodge & Cox Funds
Stock Fund	2,622,350	1,889,395
PIMCO Funds Total Return
Fund Admin	2,928,361	2,553,808
Templeton Foreign Fund R	1,265,046	-

*Includes both nonparticipant-directed and participant-directed funds.

The Plan adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and disclosure, on January 1, 2008.  This statement defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

•	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in non-active markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: inputs that are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Artesian Retirement Plan
Notes to the Financial Statements (Continued)

Note F -	Investments (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Registered investment companies	$18,256,589	$-	$-	$18,256,589

Artesian Resources Corporation Class A non-voting common stock	3,007,412	-	-	3,007,412

Common collective fund	-	2,490,818		2,490,818

Participant loans	-	-	238,185	238,185

Total investments at fair value	$21,264,001	$2,490,818	$238,185	$23,993,004

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Participant Loans
Balance - beginning of year	$242,391
New loans issued, loans distributed, and loan principal repayments, net	(4,206)

Balance - end of year	$238,185

Note G -	Distributions Payable

Amounts allocated to withdrawing participants are reported on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

At December 31, 2009 and 2008, there were no net assets available for plan benefits for distributions to participants who have requested a distribution from the Plan prior to the end of the Plan year.

Supplementary Information

Artesian Retirement Plan
EIN 51-0002090, Plan No. 003
Schedule H, Part IV, Line 4i: Schedule of Assets Held for Investment Purposes
December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower,	Description of investment, including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	Value
	Cash
	Investment Fund	Liquidity Fund	$225	$225

	Common Stocks
*	Artesian Resources Corporation	Class A non-voting common stock	2,701,647	3,007,412

	Collective Trusts
	Gartmore Morley Trust Co.	Stable Value Fund	2,247,224	2,490,818

	Mutual Funds
	American Fund	Growth Fund of America A	3,842,677	4,358,955
	Calamos	Growth A	754,431	704,817
	Columbia Funds	Acorn Z	736,322	750,822
	Columbia Funds	Mid-Cap Value A	153,932	130,564
	Davis Funds	New York Venture A	3,306,975	4,096,576
	Dodge & Cox Funds	Balanced	169,246	155,404
	Dodge & Cox Funds	Stock Fund	2,944,509	2,622,350
	Lord Abbett	Mid-Cap Value A	644,606	458,168
	PIMCO Funds	Total Return Fund Admin.	2,868,958	2,928,361
	Royce	Low Priced Stock	668,015	708,295
	Templeton Funds	Foreign Fund R	1,620,774	1,265,046
	Vanguard	Balanced Index	68,202	77,231
			17,778,647	18,256,589
	Participant Loans
	Various participants	Interest rates range from 5.00% to 9.75%, can borrow up to 50% of account balance, repayment terms range from five to 15 years, secured by vested account balance.	238,185	238,185
			$22,965,928	$23,993,229

*	Identifies the party as a “Party in Interest.”

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ARTESIAN RETIREMENT PLAN
Date: June 29, 2010	By:	/s/ Joseph A. DiNunzio
Joseph A. DiNunzio
Executive Vice President and Corporate Secretary